UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

September 2004

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-__________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: UK NORTH SEA
EX-99.2: REPUBLIC OF CONGO
EX-99.3: TOTAL TO INVEST IN RUSSIA
EX-99.4: RENAULT TRUCKS AND TOTAL
EX-99.5: NIGERIA
EX-99.6: CREATION OF ARKEMA
EX-99.7: NOTICE TO NYSE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: October 6th, 2004	By :	/s/ Charles Paris de Bollardière Name : Charles PARIS de BOLLARDIERE Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	UK North Sea : Total Makes Gas Discovery and Awarded Three Adjacent Licences (September 16, 2004).

➢	EXHIBIT 99.2:	Republic of Congo : Total Makes Ultra-Deep Offshore Discovery (September 20, 2004).

➢	EXHIBIT 99.3:	Total to invest in Russia : Plans to acquire 25% stake in Russian gas company Novatek (September 21, 2004).

➢	EXHIBIT 99.4:	Renault Trucks and Total a winning partnership for road transporters (September 23, 2004).

➢	EXHIBIT 99.5:	Nigeria : Significant Discovery in the Western Usan field area (October 1, 2004).

➢	EXHIBIT 99.6:	Creation of Arkema and Total’s New Chemicals Business Organization (October 4, 2004).

➢	EXHIBIT 99.7:	Notice of Repurchase of Ordinary Shares of Total (October 1, 2004).